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                                                                    EXHIBIT 99.1

PRESS RELEASE

TRICOM ANNOUNCES $70 MILLION EQUITY INVESTMENT

SANTO DOMINGO, Dominican Republic, Jan 2, 2003/PRNewswire-FirstCall via COMTEX/ -- TRICOM, a regional integrated communications provider in the U.S., Caribbean and Central America, today announced a $70 million equity investment from a group of private investors, led by Arturo Pellerano, the company's chairman and chief executive officer.

The full amount of the proceeds will be used to repay short-term debt reducing the company's interest requirements. Tricom will issue 21,212,121 shares of the company's Class A common stock at a price of $3.30 per share. After the investment, the company will have 64,602,585 total shares outstanding, including 45,458,041 Class A shares. The new equity investment is part of a comprehensive effort to strengthen the company's capital structure.

During 2002 the company refinanced approximately $118 million of short- term debt to long-term debt. On December 18, 2002, the company announced that it intends to offer to exchange new debt securities for the entire $200 million aggregate outstanding principal amount of its 11-3/8% Senior Notes due 2004. A registration statement relating to the securities offered in the exchange offer has been filed with the Securities and Exchange Commission but has not yet become effective.

This press release is not an offer to sell or the solicitation of an offer to buy any of the securities to be issued in the exchange offer described above nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The company expects to commence the exchange offer promptly after the registration statement is declared effective by the Securities and Exchange Commission.

The securities to be sold in the private placement have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States unless registered under the Securities Act or an applicable exemption from registration is available. This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

About TRICOM

TRICOM, S.A. is a full service communications services provider in the Dominican Republic. We offer local, long distance, mobile, cable television and broadband data transmission and Internet services. Through TRICOM USA, we are one of the few Latin


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American based long distance carriers that is licensed by the U.S.
Federal Communications Commission to own and operate switching facilities in the United States. Through our subsidiary, TCN Dominicana, S.A., we are the largest cable television operator in the Dominican Republic based on our number of subscribers and homes passed. We also offer digital mobile integrated services including two-way radio and paging services in Panama using iDEN(R) technology. For more information about TRICOM, please visit www.tricom.net

Cautionary Language Concerning Forward-Looking Statements

This release contains certain "forward-looking statements" based on management's current expectations, which may involve known and unknown risks, uncertainties, and other factors not under TRICOM's control, which may cause actual results, performance and achievements of TRICOM to be materially different from the results, performance, or expectations of TRICOM. These factors include, but are not limited to those detailed in TRICOM's periodic filings with the Securities and Exchange Commission.

    For Further Information Contact:
    Investor Relations
    TRICOM, S. A.
    Ph (809) 476-4044
    e-mail: investor.relations@tricom.net

For additional information, please visit TRICOM's Investor Relations website at http://www.tdr-investor.com SOURCE TRICOM, S.A.

Miguel Guerrero of TRICOM Investor Relations, +1-809-476-4012, or investor.relations@tricom.net http://www.tricom.net